Exhibit 99.1

Contact: Fred Minturn
FOR IMMEDIATE RELEASE	MSX International
DATE: May 16, 2006	248-829-6263
fminturn@msxi.com
MSX International, Inc. announces financial results for the first quarter of fiscal 2006
WARREN, Mich., May 16, 2006 - MSX International, Inc., a global provider of technical business services, reports net sales from continuing operations totaling $88.6 million for the first fiscal quarter of 2006 compared to $101.1 million for the first fiscal quarter of 2005. The results for each period exclude the net sales of businesses either sold or classified as held for sale. Net sales from businesses sold or held for sale were $22.5 million for the first fiscal quarter ended April 2, 2006.
Compared to the first quarter of fiscal 2005, over 40% of the reduction in sales in the first quarter of fiscal 2006 resulted from management’s decision to exit technical staffing programs delivered to a major automotive supplier that entered bankruptcy in late 2005. In addition, revenues reflect additional reductions in staffing levels of automotive customers due to continued cost reduction initiatives at such customers. First quarter 2006 results were also impacted by unfavorable exchange rates on sales outside of the U.S. compared to first quarter 2005. Net of these items, year-over-year sales reflect nominal growth in warranty and retail improvement programs and sales growth from Brazilian engineering operations.
Gross profit from continuing operations decreased 4.5% due to lower sales volumes that were partially offset by indirect cost savings. Expressed as a percentage of net sales, gross profit margins increased from 16.3% in the first fiscal quarter of 2005 to 17.8% in the recently completed fiscal quarter. The improvement in gross profit percentage reflects the favorable impact of both lower indirect costs and displacement of lower margin programs through continued strategic focus on higher return businesses.
Income from continuing operations before interest and income taxes was $8.8 million. This compares to income of $7.9 million in the first quarter of fiscal 2005, or a $0.9 million increase in profitability from continuing operations. The increase reflects higher gross margin percentages and reduced selling, general and administrative expenses, which more than offset the impact of lower sales. Selling, general and administrative expenses were $1.7 million lower in the first quarter of fiscal 2006 compared to the prior year, a 20.1% reduction. Cost reduction initiatives implemented during fiscal 2005 are responsible for the increased operating efficiency.
Before modest restructuring and severance costs that are reflected in the results of continuing operations, EBITDA was $10.0 million for the first quarter of fiscal 2006 compared to $9.7 million in the first quarter of the prior year. The attached supplemental financial information schedule shows a reconciliation of EBITDA to reported results.
Interest expense in the first fiscal quarter of 2006 totaled $7.6 million, a $0.9 million decrease from the first fiscal quarter of 2005. The change is primarily the result of foreign exchange rate movements. Such movements had a favorable impact on the recorded value of fixed-rate, U.S. dollar denominated debt issued by the Company’s U.K. subsidiary. After an income tax provision of $1.7 million on continuing operations, the Company posted a net loss from continuing operations of $(0.5) million. The near break-even performance on continuing operations represents a $1.4 million improvement over results one year earlier.
In accordance with SFAS No. 144, the financial performance of businesses sold or currently held for sale are shown separately in the Company’s consolidated statements of operations. At April 2, 2006, these businesses had total assets of $31.1 million and related liabilities of $34.3 million. Formal divestiture processes continue for the businesses classified as held for sale.

MSX International, Inc. posted net income of $0.8 million in the first fiscal quarter of 2006, including $1.3 million of income from discontinued operations, net of taxes. The return to profitability represents a $15.6 million improvement from the first fiscal quarter of 2005, which was significantly impacted by a $12.9 million loss from discontinued operations, net of taxes.
We will host a conference call at 2:00 p.m. EDT on Tuesday, May 16, to review these results. To listen to the call, dial 877-612-5307 (Domestic) or 706-634-2392 (International) and provide conference code number 7930759. A replay of the call will be available beginning at 3:00 p.m. EDT Tuesday, May 16, at 800-642-1687 (Domestic) or 706-645-9291 (International), with the same conference code number.
MSX International Inc., headquartered in Warren, Mich., is a global provider of technical business services. The Company combines innovative people, standardized processes and today’s technologies to deliver a collaborative, competitive advantage. MSX International, Inc. has over 4,600 employees in eighteen countries. Visit our Web site at http://www.msxi.com.
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Certain of the statements made in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current management projections and expectations. They involve significant risks and uncertainties. As such, they are not guarantees of future performance. MSX International, Inc. disclaims any intent or obligation to update such statements.
Actual results may vary materially from those in the forward-looking statements as a result of any number of factors, many of which are beyond the control of management. These important factors include: our substantial indebtedness and future liquidity; our reliance on major customers in the automotive industry, including the timing of their product development and other initiatives, and the value of our associated accounts receivable from them; the market demand for our technical business services in general; our ability to recruit and place qualified personnel; delays or unexpected costs associated with cost reduction efforts; risks associated with operating internationally, including economic, political and currency risks; and risks associated with our acquisition strategy. Additional information concerning these and other factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission.

MSX INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
for the fiscal quarters ended April 2, 2006 and April 3, 2005

	Fiscal Quarter Ended
	April 2,	April 3,
	2006	2005
	(in thousands)
Net sales	$88,620	$101,089
Cost of sales	72,862	84,594

Gross profit	15,758	16,495

Selling, general and administrative expenses	6,800	8,514
Restructuring and severance costs	183	126

Income from continuing operations before interest and income taxes	8,775	7,855

Interest expense, net	7,645	8,504

Income (loss) from continuing operations before income taxes	1,130	(649)

Income tax provision	1,651	1,240

Loss from continuing operations	(521)	(1,889)

Income (loss) from discontinued operations, net of taxes	1,275	(12,947)

Net income (loss)	754	(14,836)

Accretion for redemption of preferred stock	(3,069)	(2,732)

Net loss available to common shareholders	$(2,315)	$(17,568)

MSX INTERNATIONAL, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
for the fiscal quarters ended April 2, 2006 and April 3, 2005

	Fiscal Quarter Ended
	April 2,	April 3,
	2006	2005
	(in thousands)
Net sales from continuing operations	$88,620	$101,089

Reconciliation of EBITDA:

Income from continuing operations before interest and income taxes	$8,775	$7,855

Michigan Single Business and similar taxes	344	510

EBIT, as defined	9,119	8,365

Depreciation	739	1,201
Restructuring and severance costs	183	126

EBITDA before restructuring and severance costs, as defined	$10,041	$9,692

     EBITDA is shown here because we use it for internal reporting purposes. We believe it is an indicative measure of operating performance, and it is used by investors and analysts to evaluate companies with capital structures similar to ours.
     As defined here, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with such accounting principles.
     In accordance with SFAS No. 144, financial results of businesses reported as discontinued operations are eliminated from the continuing operations of MSXI and shown separately. Results from discontinued operations are shown here for analytical purposes to assist in the reconciliation of EBITDA from continuing operations to prior financial reporting and communications by the company.